SEC Mail Processing Section

MAR 02 2015

Washington DC 403

15048037

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liora Partners, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Majestic Drive
(No. and Street)

Pagosa Springs (City) CO (State) 81147 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Morris McColl 617/510-8564
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris & Morris, P.C.
(Name – *if individual, state last, first, middle name*)

32 Kearney Road (Address) Needham (City) MA (State) 02494 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/11

OATH OR AFFIRMATION

I, Jane Morris McColl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liora Partners, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jane Morris McColl

Signature

Managing Director

Title

Patricia E. Montgomery

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Years Ended December 31, 2014 and 2013

Contents

MORRIS & MORRIS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 24, 2015

TO THE MEMBERS OF
LIORA PARTNERS, LLC
1266 Majestic Drive
Pagosa Springs, CO 81147

We have audited the accompanying statements of financial condition of Liora Partners, LLC (a Delaware Limited Liability Company) as of December 31, 2014 and 2013, and the related statements of income, members capital, and cash flows for the years then ended. These financial statements are the responsibility of Liora Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liora Partners, LLC (a Delaware Limited Liability Company) as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Liora Partners, LLC's financial statements. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is the responsibility of the Liora Partners, LLC's management. Our audit procedures included determining whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission. In forming our opinion on the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, we evaluated whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morris + Morris, P.C.
Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

BALANCE SHEETS

	December 31	
	2014	2013
ASSETS		
CURRENT ASSETS:		
Cash and Equivalents	$ 32,557	$ 43,704
Accounts Receivable	349,925	300,795
TOTAL CURRENT ASSETS	382,482	344,499
TOTAL ASSETS	$ 382,482	$ 344,499
LIABILITIES AND MEMBERS' CAPITAL		
CURRENT LIABILITIES	$ -	$ -
MEMBERS' CAPITAL	382,482	344,499
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 382,482	$ 344,499

The accompanying notes and independent registered public accounting firm's report are an integral part of these financial statements.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

STATEMENTS OF OPERATIONS

	Years Ended December 31 2014	Years Ended December 31 2013
REVENUES	$ 967,915	$ 531,774
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:		
Professional Expenses	117,271	105,792
Travel and Entertainment	22,659	16,047
General and Administrative	8,541	10,329
Utilities	1,465	1,438
Business Development	-	2,500
TOTAL EXPENSES	149,936	136,106
INCOME FROM OPERATIONS	817,979	395,668
INTEREST INCOME	4	27
NET INCOME	$ 817,983	$ 395,695

The accompanying notes and independent registered public accounting firm's report are an integral part of these financial statements.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

STATEMENTS OF MEMBERS' CAPITAL

Years Ended December 31, 2014 and 2013

	Paid-In Capital	Accumulated Earnings	Members' Distributions	Totals
Year Ended December 31, 2013				
Beginning Balance	$ 75,000	$ 5,349,045	$(4,945,241)	$ 478,804
Add: Capital Contributions	-	-	-	-
Add: Net Income	-	395,695	-	395,695
Deduct: Distributions to Members	-	-	(530,000)	(530,000)
Ending Balances	$ 75,000	$ 5,744,740	$(5,475,241)	$ 344,499
Year Ended December 31, 2014				
Beginning Balance	$ 75,000	$ 5,744,740	$(5,475,241)	$ 344,499
Add: Capital Contributions	-	-	-	-
Add: Net Income	-	817,983	-	817,983
Deduct: Distributions to Members	-	-	(780,000)	(780,000)
Ending Balances	$ 75,000	$ 6,562,723	$(6,255,241)	$ 382,482

The accompanying notes and independent registered public accounting firm's report are an integral part of these financial statements.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash Received from Customers	$ 918,785	$ 698,739
Cash Paid for Operating Expenses	(149,936)	(136,106)
Interest Income Received	4	27
Net Cash Provided by Operating Activities	768,853	562,660
NET CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash Distributed to Members	(780,000)	(530,000)
Net Cash (Used for) Financing Activities	(780,000)	(530,000)
NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS	(11,147)	32,660
CASH AND EQUIVALENTS, Beginning of Year	43,704	11,044
CASH AND EQUIVALENTS, End of Year	$ 32,557	$ 43,704

The accompanying notes and independent registered public accounting firm's report are an integral part of these financial statements.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31	
	2014	2013
RECONCILIATIONS OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income	$ 817,983	$ 395,695
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
(Increase) Decrease in Accounts Receivable	(49,130)	166,965
Net Cash Provided by Operating Activities	$ 768,853	$ 562,660

The accompanying notes and independent registered public accounting firm's report are an integral part of these financial statements.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

A. THE COMPANY AND NATURE OF ITS OPERATIONS:

The Limited Liability Company was organized on February 29, 1996 under the laws of the State of Delaware, for the principal purpose of engaging in the business of placing private securities with institutional investors. The latest date for the dissolution of the LLC is March 20, 2026.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Methods of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board (FASB), and issued in the FASB Accounting Standards Codification ("The Codification"), utilizing the accrual-basis method of accounting. The Company utilizes the cash-basis method of accounting for income tax reporting purposes.

2. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at December 31, 2014 and 2013, and the reported amounts of revenues and expenses for the years then ended. Actual results and amounts may differ from the estimates made in the preparation of these financial statements.

3. Cash and Equivalents

The Company invests certain cash in excess of operating requirements into money market accounts of financial institutions. The carrying amounts approximate fair market value because of the short-term nature of these securities. For the purpose of the statements of cash flows, the Company considers all short-term cash investments with a maturity of ninety (90) days or less to be cash equivalents.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

4. Revenue Recognition

The Company recognizes revenue from when there is a persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collection of the related receivable is reasonably assured.

5. Uncollectible Accounts

For financial reporting purposes, the Company utilizes the reserve method to account for possible uncollectible accounts. Accounts deemed to be uncollectible are charged against the reserve in the year that the account is determined to be uncollectible. The direct write-off method is utilized for income tax reporting purposes.

6. Federal and State Income Taxes

The Company is organized as a Limited Liability Company (LLC). In 2009, the LLC was a single-member LLC. Under the provisions of the Internal Revenue Code, the single-member LLC was treated as a Sole Proprietorship for income tax reporting purposes and, accordingly, was not subject to income taxes. On January 26, 2010, the LLC agreement was modified from a single-member LLC to a multi-member LLC with the addition of two members. In 2010, the LLC has elected to be taxed as a Partnership, which is not an income tax paying entity. Income or losses of the Company are includable in the Members' individual income tax returns. Accordingly, there are no provisions for income taxes included in these financial statements.

Management has reviewed its income tax positions taken when completing the Company's income tax filings, and has determined that no reserve for uncertain tax positions is required.

Tax returns for the prior three fiscal years are subject to examination by taxing authorities. Management is unaware of any pending examinations of its tax returns for these periods.

C. CONCENTRATION OF CREDIT RISK:

During the years ended December 31, 2014 and 2013, the Company performed a significant amount of work for two (2) and three (3) unrelated customers, respectively. The amounts related to these significant customers included in the accompanying statements of operations and balance sheets are summarized as follows:

	Revenues for the Years Ended December 31		Accounts Receivable as of December 31	
	2014	2013	2014	2013
Customer A	$ 618,912	$ 343,526	$ 292,425	$ 179,733
Customer B	254,324	105,457	25,000	27,312
Customer C	-	68,041	-	-

The Company maintains its cash in various accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash and equivalents.

D. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both, as defined, shall not exceed 15 to 1. At December 31, 2014 and 2013, the Company had net capital of $32,557 and $43,704, respectively. These amounts are in excess of its required net capital. At December 31, 2014 and 2013, the Company's ratio of aggregate indebtedness to net capital was 0 to 1 and 0 to 1, respectively.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

E. CASH FLOWS:

For the years ended December 31, 2014 and 2013, the Company did not have any significant non-cash investing or financing activities.

F. SUBSEQUENT EVENTS:

Management has evaluated the possibility of subsequent events that may require disclosure in the Company's financial statements through February 24, 2015, the date that the financial statements were available to be issued, and has determined that there were no additional disclosures required.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	December 31 2014	December 31 2013
Net Capital:		
Total Members' Capital	$ 382,482	$ 344,499
Add: Discretionary Liability	-	-
Deduct Nonallowable Assets:		
Accounts Receivable	(349,925)	(300,795)
Property and Equipment, Net	-	-
	(349,925)	(300,795)
Net Capital	$ 32,557	$ 43,704
Aggregate Indebtedness	$ -	$ -
Computation of Basic Net Capital Requirement:		
Minimum Net Capital required - 6 2/3% of total aggregate indebtedness, but not less than $5,000	$ 5,000	$ 5,000
Excess of Net Capital over Requirement	$ 27,557	$ 38,704
Excess Net Capital at 100% (Net Capital - 10% of Aggregate Indebtedness)	$ 32,557	$ 43,704
Ratio: Aggregate Indebtedness to Net Capital	0 to 1	0 to 1

See the Report of Independent Registered Public Accounting Firm.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

A reconciliation of amounts reported in the Preliminary Focus Report, and audited amounts is below:

	December 31	
	2014	2013
Members' Capital Reported in Preliminary Focus Report	$ 32,557	$ 43,704
2011 Adjustment to Revenue	22,735	22,735
2012 Adjustment to Revenue	445,025	445,025
2013 Adjustment to Revenue	(166,965)	(166,965)
2014 Adjustment to Revenue	49,130	-
Total Members' Capital	$ 382,482	$ 344,499
Non-Allowable Assets Reported in Preliminary Focus Report	-	-
2013 Adjustment to Accounts Receivable	-	300,795
2014 Adjustment to Accounts Receivable	349,925	-
NON-ALLOWABLE ASSETS	$ 349,925	$ 300,795
NET CAPITAL	$ 32,557	$ 43,704

No material differences exist between the audited computation of net capital and the unaudited net capital as reported on the Company's focus report for the years ended December 31, 2014 and 2013.

See the Report of Independent Registered Public Accounting Firm.

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To The Members of
Liora Partners, LLC

We have reviewed management's statements, included in the accompanying "Exemption Under Rule 15c3-3", in which Liora Partners, LLC (the Company) identified the following provisions of 17 C.F.R.§15c3-3(k) under which the Company claimed an exemption from 17 C.F.R.§ 240.15c3-3: (1) (the "exemption provision") and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United Sates) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morris & Morris, P.C.
Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

EXEMPTION UNDER RULE 15c3-3

Year Ended December 31, 2014

The Company claims exemption under the provisions of Rule 15c3-3(k)(1), since the Company is a broker/dealer engaged in the business of raising funds for private placements.

The Company met the exemption provisions of Rule 15c-3(k)(1) from January 1, 2014 to December 31, 2014 without exception.